FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2020.

Banco BBVA Argentina S.A. announces 2020 annual results

Buenos Aires, March 9 2021 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q20) and fiscal year ended on December 31, 2020.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2020.

2020 Highlights

•	BBVA Argentina’s inflation adjusted net income in 2020 was $12.0 billion, 38.9% lower than the $19.7 billion reported in 2019.

•	In 2020, BBVA Argentina posted an accumulated inflation adjusted average return on assets (ROAA) of 1.8% and an inflation adjusted average return on equity (ROAE) of 11.8%.

•

In terms of activity, total consolidated financing to the private sector in 2020 totaled $290.3 billion, increasing in real terms 5.9% compared to 2019. Growth was driven by the increase in other loans, credit cards and discounted instruments by 46.4%, 16.6% and 7.9% respectively. BBVA’s consolidated market share of private sector loans was 8.49% as of 4Q20.

•

Total deposits totaled $478.2 billion in 2020, growing in real terms 19.5% year-over-year (YoY), promoted by private deposits in pesos, mainly checking accounts and the incorporation of investment accounts. The Bank’s consolidated market share of private deposits was 7.13% as of 4Q20.

•	As of 2020, the non-performing loan ratio (NPL) reached 1.42%, with a 324.43% coverage ratio.

•	The accumulated efficiency ratio in 2020 was 56.8%, above 2019’s 43.7%.

•

As of 4Q20, BBVA Argentina reached a regulatory capital ratio of 20.2%, entailing a $57.1 billion or 147.1% excess over minimum regulatory requirement. Tier I ratio was 19.6%. Total liquid assets represented 67.5% of the Bank’s total deposits as of 4Q20.

Message from the CFO

“BBVA Argentina has been able to keep a solid position within a high uncertainty context throughout 2020. While signs of economic recovery start to emerge, much remains to be defined facing 2021, subject to the final development of the global sanitary crisis, and the resolution of internal conflicts related to fiscal deficit financing, the agreement the National Government could reach with the International Monetary Fund, and the results of 2021 mid-term elections.

The global sanitary crisis in 2020 confirmed that of which we were convinced for years: the significance of technology in the delivery of financial services. In virtue of our vision of the future, we could rapidly adapt to the new normality and continue offering our services to clients during the pandemic. These unexpected circumstances ratified that the path we have taken in terms of digital transformation, internal process adaptation and personnel training, is most adequate.

In line with this, the digitalization of our service offering has evolved in such way that as of December 2020, digital client penetration reached 72% from 67% the previous year, and mobile client penetration reached 60% from 54% in the same period. Moreover, during 2020, together with other banking financial institutions, we have launched MODO, a fintech that will transform wire transfers and payments in Argentina, and which already counts with more than a million users.

BBVA Argentina keeps a solid balance sheet. With respect to its loan portfolio credit performance, the Bank reached an NPL ratio of 1.42% as of December 2020. Concerning its liquidity and solvency indicators, BBVA Argentina ends 2020 with ratios of 67.5% and 20.2% respectively. Thus, the Bank preserves a strong position to face a year in which economic recovery is expected.

Meanwhile, the Bank closely monitors its business, financial conditions and operating results, in the aim of anticipating possible effects of the gradual removal of regulation implemented by the Government during the pandemic, especially over asset quality and profitability ratios.

In terms of responsible banking, during 2020, BBVA’s purpose of “bringing the age of opportunity to everyone” gained momentum. In line with our compromise with sustainable development and assuming our role as a leading financial institution in this subject, we launched a new line of consumer “eco loans”, and a line of “green loans” for companies. Furthermore, we were the first Bank to deliver sustainable cards made of recyclable materials. BBVA Argentina keeps working towards its sustainability model, supporting responsible business actions regarding inclusion, financial education and environmental protection, as part of its compromise with the country.”

Ernesto R. Gallardo, CFO of BBVA Argentina

4Q20 Conference Call

Wednesday, March 10, 12:00 p.m. Buenos Aires time – (10:00 a.m. EST)

To participate, please dial in:

+1-844-450-3851 (US Toll-Free)

+1-412-317-6373 (International)

+54-11-3984-5677 (Argentina)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the record of a prevision for contingencies referred to uncertain fiscal positions required by the BCRA, (ii) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (iii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2020.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, and as of July 1, 2019, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group B”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022. As of October 2020, PSA and VWFS will belong to “Group C” institutions, keeping the same accounting framework as for “Group B” institutions.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Annual Results

Income Statement	BBVA ARG Consolidated
In millions AR$ except EPS and ADS - Inflation adjusted	2020	2019	Var (%)
Net Interest Income	77,857	90,677	(14.1%)
Net Fee Income	12,240	11,134	9.9%
Net income from measurement of financial instruments at fair value through P&L	9,348	12,574	(25.7%)
Net lincome from write-down of assets at amortized cost and at fair value through OCI	(2,310)	(82)	n.m
Foreign exchange and gold gains	6,228	14,700	(57.6%)
Other operating income	6,278	17,613	(64.4%)
Loan loss allowances	(9,930)	(18,401)	46.0%
Net operating income	99,710	128,214	(22.2%)
Personnel benefits	(20,319)	(22,676)	10.4%
Adminsitrative expenses	(18,820)	(19,052)	1.2%
Depreciation and amortization	(4,066)	(5,729)	29.0%
Other operating expenses	(16,421)	(29,922)	45.1%
Operating income	40,085	50,836	(21.1%)
Income from associates	273	(29)	n.m
Income from net monetary position	(19,696)	(21,116)	6.7%
Net income before income tax	20,662	29,691	(30.4%)
Income tax	(8,629)	(9,983)	13.6%
Income for the period	12,032	19,708	(38.9%)
Other Comprehensive Income (OCI)(4)	4,995	(4,916)	201.6%
Number of common shares outstanding (in thousands)	612,710	612,660	0.0%
Weighted average number of common shares outstanding (2)(3)	612,710	612,660	0.0%
Earnings per Share (EPS)	19.66	32.17	(38.9%)
Earnings per ADS (1)	58.97	96.52	(38.9%)

(1)	One ADS represents three ordinary shares.
(2)	In thousands of shares.
(3)

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 ordinary shares, with a nominal value of $ 1 and entitling to one (1) vote each for to be delivered to BBVA Francés Valores S.A.’s minority shareholders. The merger and the ensuing capital stock increase are still in the process of being registered with the Argentine Supervisory Board of Companies (IGJ).

(4)	Net of Income Tax.

BBVA Argentina 2020 net income was $12.03 billion, which represents an accumulated ROAE of 11.8% and a ROAA of 1.8%.

Yearly contraction of genuine bank revenues is mainly explained by (i) the fall in income, as a consequence of reduced economic activity due to the pandemic, (ii) lower monetary policy rates, and regulation of active and passive rates by the BCRA, and (iii) strong restrictions on the foreign exchange markets.

Another factor which has affected results in 2020 has been the partial cash-in and voluntary swap of National Treasury U.S. dollar linked notes (LELINK), which had been restructured on August 28, 2019.

Regarding expenses, lower operating expenses can be seen related to a better efficiency management, as well as lower client acquisition costs (on the fee expenses side).

It is worth mentioning that during the second quarter of 2019, an adjustment had been recorded in Other operating income as a consequence of the impact of inflation on income tax corresponding to 2018 fiscal year, offset by an allowance by the same amount in Other operating expenses line in the same period.

On February 9, 2021, through Communication “A” 7222, the BCRA informed that it admitted the retroactive application of modifications on exposure of monetary results exposed in Communication “A” 7211, for the December 31, 2020 financial statements. The latter explained that the monetary result accrued from monetary concepts at fair value through Other Comprehensive Income (OCI), should be recorded in the corresponding accounts in the income statement of the period, thus retained earnings from previous periods should be adjusted to include monetary results that were accumulated in OCI as of the date of application.

It is important to mention that this measure is optional to implement as of December 2020, but through Communication “A” 7211, this will be compulsory for all banks as of January 2021.

These changes have been applied to the accumulated financial statements as of December 2020 pursuant to the regulation, reason for which quarters have not been restated for the income statement in this earnings release, but will be restated during 2021.

Net interest income

Net Interest Income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Net Interest Income	19,528	18,538	23,799	5.3%	(17.9%)	77,857	90,677
Interest Income	32,023	29,072	36,544	10.2%	(12.4%)	118,955	156,367
From government securities	9,187	9,501	9,522	(3.3%)	(3.5%)	33,664	49,098
From private securities	18	0	3	n.m	n.m	23	15
Interest from loans and other financing	15,608	16,454	21,544	(5.1%)	(27.6%)	68,099	90,000
Financial Sector	202	283	404	(28.5%)	(49.9%)	1,207	3,816
Overdrafts	1,833	2,281	4,371	(19.7%)	(58.1%)	10,814	13,838
Discounted Instruments	2,519	2,296	4,232	9.7%	(40.5%)	10,183	15,051
Mortgage loans	295	352	422	(16.2%)	(30.1%)	1,382	1,891
Pledge loans	851	719	111	18.3%	n.m	3,002	1,973
Consumer Loans	2,334	2,295	2,681	1.7%	(12.9%)	9,563	12,301
Credit Cards	4,033	4,575	6,938	(11.9%)	(41.9%)	18,707	28,656
Financial leases	151	128	163	18.1%	(7.3%)	541	801
Loans for the prefinancing and financing of exports	256	325	529	(21.0%)	(51.5%)	1,429	4,295
Other loans	3,133	3,200	1,692	(2.1%)	85.1%	11,269	7,377
CER/UVA clause adjustment	4,257	2,312	4,707	84.1%	(9.6%)	11,779	14,781
Other interest income	2,953	806	768	266.4%	284.5%	5,390	2,474
Interest expenses	12,495	10,535	12,745	18.6%	(2.0%)	41,098	65,690
Deposits	11,452	9,582	11,283	19.5%	1.5%	35,936	56,584
Checking accounts	1,519	433	104	250.5%	n.m	2,437	3,415
Savings accounts	72	48	104	48.2%	(30.7%)	264	335
Time deposits	9,861	9,100	11,075	8.4%	(11.0%)	33,236	52,834
CER/UVA clause adjustment	263	193	360	36.3%	(27.1%)	1,011	2,096
Other liabilities from financial transactions	326	434	821	(24.9%)	(60.4%)	2,662	5,727
Other	455	327	281	39.4%	62.1%	1,489	1,284

Net interest income for 4Q20 was $19.5 billion, increasing 5.3% or $990 million quarter-over-quarter (QoQ), and decreasing 17.9% or $4.3 billion YoY. In 4Q20, growth in interest income does not make up for the greater increase in expenses, mainly explained by regulation of both active and passive rates, as well as lower rates in credit card financing.

In 4Q20, interest income totaled $32.0 billion, 10.2% or $3.0 billion greater than 3Q20 and 12.4% or $4.5 billion lower than 4Q19. The quarterly increase is mainly explained by the 266.4% growth in the Other interest income line item, due to a greater income from REPO transactions, considering that the central bank reverse REPO rate climbed from 19% (1-day REPOs at September end) up to 36.5% (7-day REPOs at December end). Income was also positively affected by income from UVA/CER clause adjustments, mostly explained by the increase in consumer prices during the quarter.

Income from government securities fell 3.3% or $314 million compared to 3Q20, and contracted 3.5% or $334 million compared to 4Q19. This is explained by a lower volume invested in Central Bank liquidity instruments (LELIQ) and a lower average nominal rate of return. 82% of results is explained by financial instruments at fair value through Other Comprehensive Income (OCI), mainly LELIQ.

Interest income from loans and other financing totaled $15.6 billion, decreasing 5.1% or $846 million QoQ. This is mainly explained by the 19.7% decrease in overdrafts due to lower volume, and a 11.9% decrease in credit cards, the latter affected by the Ahora programs. Part of the productive investment credit lines are included in the Other loans line item, implemented by the BCRA through Communication “A” 7140, which states maximum limits to active rates of such loans. This fall is partially offset by the 9.7% increase in discounted instruments, derived from a greater seasonal activity at year-end, with greater volume and average rates.

Income from CER/UVA adjustments was 84.1% higher QoQ, and 9.6% lower YoY, mainly explained by an acceleration in inflation rates during the fourth quarter (11.3% in 4Q20 versus 7.7% in 3Q201).

Interest expenses totaled $12.5 billion, increasing 18.6% QoQ and decreasing 2.0% YoY. The quarterly increase is a consequence of the increment in the average minimum rate of time deposits2 and interest-bearing checking accounts.

Interest expenses from time deposits explain 78.9% of total interest expenses versus 86.4% the prior quarter. These grew 8.4% QoQ and contracted 11.0% YoY. The lower share within expenses is explained by a higher participation of checking-account expenses, which climbed from 4.1% to 12.2% of total interest expenses QoQ.

Net interest margin (NIM)

As of 4Q20, total net interest margin (NIM) was 18.2%, slightly above than 3Q20’s 16.2%. The accumulated NIM for 2020 was 21.7%.

	BBVA ARG Consolidated
Assets & Liabilities Performance - AR$ In millions AR$. Rates and spreads in annualized %	4Q20			3Q20			2020
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/ Paid	Average Real Rate
Total interest-earning assets	391,417	31,573	32.0%	366,151	25,635	27.8%	317,323	116,273	36.6%
Debt securities	111,408	13,900	49.5%	117,299	9,797	33.1%	92,347	41,289	44.7%
Loans to customers/financial institutions	238,266	17,670	29.4%	231,403	15,827	27.1%	208,185	74,953	36.0%
Other assets	41,742	3	0.0%	17,449	11	0.3%	16,791	31	0.2%
Total non interest-earning assets	102,734	—	0.0%	104,078	—	0.0%	95,435	—	0.0%
Total Assets	494,151	31,573		470,229	25,635		412,758	116,273
Total interest-bearing liabilities	204,929	12,463	24.1%	204,229	9,429	18.3%	173,099	40,844	23.6%
Savings accounts	72,868	1,590	8.7%	77,761	431	2.2%	64,816	2,694	4.2%
Time deposits	121,318	10,293	33.7%	120,248	8,510	28.1%	94,796	34,883	36.8%
Debt securities issued	2,600	270	41.1%	3,007	136	17.9%	5,312	2,617	49.3%
Other liabilities	8,143	311	15.1%	3,214	352	43.5%	8,174	650	8.0%
Total non-interest-bearing liabilities	290,320	—	0.0%	270,448	—	0.0%	243,873		0.0%
Total liabilities and equity	495,249	12,463	10.0%	474,678	9,429	7.9%	416,972	40,844	9.8%
NIM - AR$			19.4%			17.6%			23.8%
Spread - AR$			7.9%			9.5%			13.0%

	BBVA ARG Consolidated
Assets & Liabilities Performance - Foreign Currency In millions AR$. Rates and spreads in annualized %	4Q20			3Q20			2020
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/ Paid	Average Real Rate
Total interest-earning assets	33,766	447	5.3%	41,987	479	4.6%	41,614	2,682	6.4%
Debt securities	0	0	257.3%	1,308	—	—	3,557	301	8.5%
Loans to customers/financial institutions	28,881	446	6.2%	34,966	479	5.5%	34,291	2,379	6.9%
Other assets	4,885	1	0.1%	5,714	0	0.0%	3,766	3	0.1%
Total non interest-earning assets	94,135		—	109,885	—	—	91,106		—
Total Assets	127,901	447		151,872	479		132,720	2,682
Total interest-bearing liabilities	87,384	29	0.1%	105,809	34	0.1%	92,018	254	0.3%
Savings accounts	71,926	1	0.0%	86,380	1	0.0%	74,875	7	0.0%
Time deposits and Investment accounts	14,357	23	0.7%	18,786	40	0.9%	16,168	203	1.3%
Other liabilities	1,101	4	1.6%	642	(8)	(4.9%)	975	45	4.6%
Total non-interest-bearing liabilities	39,419			41,615		—	36,488		—
Total liabilities and equity	126,803	29	0.1%	147,424	34	0.1%	128,506	254	0.2%
NIM - Foreign currency			5.0%			4.3%			5.8%
Spread - Foreign currency			5.2%			4.4%			6.2%

[1]	Source: Instituto Nacional de Estadística y Censos (INDEC) – Consumer Price Index.
[2]	Communications “A” 7160 and “A” 7173, through which minimum time deposit rates have been increased, the latest being 97.37% of LELIQ rate for time deposits below one million pesos.

Net fee income

Net Fee Income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Net Fee Income	2,800	3,345	2,313	(16.3%)	21.1%	12,240	11,134
Fee Income	7,531	6,979	7,281	7.9%	3.4%	28,647	29,931
Linked to liabilities	2,669	2,827	3,868	(5.6%)	(31.0%)	12,013	15,626
From credit cards	3,610	2,967	2,506	21.6%	44.0%	12,245	9,871
Linked to loans	393	364	140	8.1%	181.7%	1,314	1,246
From insurance	371	353	364	5.1%	1.9%	1,438	1,545
From foreign trade and foreign currency transactions	382	376	364	1.5%	5.0%	1,312	1,474
Other fee income	107	92	41	15.6%	162.3%	325	169
Fee expenses	4,730	3,634	4,969	30.2%	(4.8%)	16,407	18,796

In 4Q20 net fee income fell 16.3% or $545 million compared to 3Q20, and grew 21.1% or $488 million compared to 4Q19.

Fee income in 4Q20 totaled $7.5 billion, increasing 7.9% QoQ and 3.4% YoY. Quarterly increase is mainly promoted by a 21.6% growth in fees from credit cards derived from greater activity, which more than offsets the 5.6% fall in fees linked to liabilities (which decline mostly due to lower income from account maintenance and bundle fees)

Fee expenses increased 30.2% QoQ and fell 4.8% YoY. Quarterly increase is partially explained by greater expenses in client acquisition, processing expenses and higher fees related to credit card benefits (the last two including expenses denominated in U.S. dollars).

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Net Income from financial instruments at FV through P&L	5,585	986	1,515	466.2%	268.5%	9,348	12,574
Income from government securities	286	904	1,491	(68.4%)	(80.8%)	3,657	6,161
Income from private securities	2,107	(63)	(483)	n.m	n.m	1,968	3,935
Interest rate swaps	(1)	20	(402)	(106.8%)	99.7%	73	(696)
Gains from foreign currency forward transactions	2,659	110	(85)	n.m	n.m	3,062	2,169
Income from put options taken - Prisma Medios de Pago S.A.	497	—	933	N/A	(46.7%)	497	933
Income from debt and equity instruments	27	12	63	125.8%	(56.5%)	80	72
Other	10	4	(0)	184.2%	n.m	11	(0)

In 4Q20, net income from financial instruments at Fair Value (FV) through P&L was $5.6 billion, increasing 466.2% or $4.6 billion QoQ.

Main impacts on these results are partially explained by the update in valuation of the remaining investment held in Prisma, equivalent to $2.0 billion in the Income from private securities line item. In addition, the put option valuation on Prisma has also been updated to $497 million.

A positive effect is seen by $2.7 billion from gains from foreign currency forward transactions, obtained as result from transactions on derivative securities and contracts.

The 68.4% quarterly decrease in income from government securities is in part explained by a migration of the LELIQ holdings into REPOs, promoted by BCRA’s Communication “A” 7122 which caps LELIQ net excess position.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Foreign exchange and gold gains/(losses) (1)	1,073	1,801	3,916	(40.4%)	(72.6%)	6,228	14,700
From foreign exchange position	(327)	(217)	182	(50.7%)	(279.9%)	178	(316)
Income from purchase-sale of foreign currency	1,400	2,018	3,735	(30.6%)	(62.5%)	6,050	15,016
Net income from financial instruments at FV through P&L (2)	2,659	110	(85)	n.m	n.m	3,062	2,169
Income from foreign currency forward transactions	2,659	110	(85)	n.m	n.m	3,062	2,169
Total differences in quoted prices of gold & foreign currency (1) + (2)	3,732	1,911	3,831	95.3%	(2.6%)	9,289	16,869

In 4Q20, the total differences in quoted prices of gold and foreign currency showed profit for $3.7 billion, growing 95.3% or $1.8 billion compared with 3Q20, mainly due to transactions on foreign currency future contracts, which more than offset the 40.4% negative effect produced by a lower activity pursuant to stricter controls on foreign exchange markets.

Other operating income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Operating Income	1,927	1,670	1,490	15.4%	29.3%	6,278	17,612
Rental of safe deposit boxes (1)	262	289	237	(9.2%)	10.5%	1,122	962
Adjustments and interest on miscellaneous receivables (1)	613	580	390	5.7%	57.4%	1,882	1,730
Punitive interest (1)	12	1	65	n.m	(82.3%)	104	290
Loans recovered	279	266	253	4.8%	10.4%	948	872
Fee income from credit and debit cards (1)	59	65	207	(8.8%)	(71.4%)	267	1,001
Other Operating Income(2)	702	468	338	49.8%	107.4%	1,954	7,832

(1)	Included in the efficiency ratio calculation
(2)	Includes some of the concepts used in the efficiency ratio calculation

In 4Q20 other operating income totaled $1.9 billion, growing 15.4% or $258 million QoQ, mainly explained by a 49.8% increase in the Other Operating Income line item, due to the reversal of a provision for $505.7 million, related to the reorganization provision recorded on the fourth quarter of 2019. The increase is also explained to a lesser extent by the Adjustments and interest on miscellaneous receivables line item, where interests received from the Government in compensation for zero rate credit lines are recorded.

Operating expenses

Personnel benefits and Administrative expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Total Personnel Benefits and Adminsitrative Expenses	9,698	9,956	11,152	(2.6%)	(13.0%)	39,139	41,728
Personnel Benefits (1)	4,858	5,102	5,826	(4.8%)	(16.6%)	20,319	22,676
Administrative expenses (1)	4,840	4,854	5,326	(0.3%)	(9.1%)	18,820	19,052
Travel expenses	33	31	68	8.2%	(51.3%)	119	227
Administrative expenses	374	365	610	2.5%	(38.7%)	1,622	1,726
Security services	193	184	166	4.6%	16.2%	768	659
Fees to Bank Directors and Supervisory Committee	8	18	4	(54.5%)	122.2%	60	22
Other fees	223	257	231	(13.5%)	(3.6%)	966	944
Insurance	59	65	47	(9.7%)	25.1%	222	195
Rent	507	456	341	11.1%	48.9%	1,876	1,335
Stationery and supplies	13	10	32	33.3%	(59.5%)	69	98
Electricity and communications	241	259	267	(6.8%)	(9.4%)	1,024	967
Advertising	135	206	221	(34.5%)	(39.0%)	719	861
Taxes	1,157	1,104	1,051	4.7%	10.1%	4,490	4,434
Maintenance costs	549	562	585	(2.2%)	(6.1%)	2,226	2,035
Armored transportation services	829	647	1,124	28.2%	(26.2%)	2,205	3,448
Other administrative expenses	519	689	581	(24.7%)	(10.6%)	2,453	2,101
Headcount*	6,019	6108	6405	(89)	(386)	6,019	6405
BBVA (Bank)	5,920	6,008	6,300	(88)	(380)	5,920	6,300
Associates (2)*	99	100	105	(1)	(6)	99	105
Total branches	247	247	251	—	(4)	247	251
Efficiency ratio	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Accumulated Efficiency Ratio	56.8%	N/A	43.7%	N/A	1,315 bps	56.8%	43.7%
Efficiency ratio - Excl. Inflation adjustment	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Accumulated Efficiency Ratio - Excl. Inflation adjustment	45.1%	N/A	40.2%	N/A	492 bps	45.1%	40.2%

(1)	Concept included in the efficiency ratio calculation
(2)	Includes BBVA Asset Management Argentina S.A. and PSA & VWFS as of 3Q19
*	Total active employees at the end of the period, includes effective and temporary employees. Excludes expatriates.

During 4Q20, personnel benefits and administrative expenses totaled $9.7 billion, decreasing 2.6% or $258 million QoQ, and 13.0% or $1.5 billion YoY.

Personnel benefits decreased 4.8% or $244 million compared to 3Q20, and meant a 16.6% or $968 reduction compared to 4Q19. This is partially explained by a smaller structure, and a higher quarterly and annual inflation that has not been compensated by the wage increments agreed through collective bargaining agreements with labor unions during the year (annual inflation reached 36% while wage increases implied a total increment of 34%).

In 4Q20, administrative expenses fell 0.3% or $14 million QoQ, and 9.1% or $486 YoY. This decrease is mainly due to savings in Other administrative expenses (lower expenses in services provided to third parties, and lower expenses in card printing), which more than offset the higher seasonal expenditure in armored transportation due to an increased activity.

The accumulated efficiency ratio as of 4Q20 was 56.8%, above the 43.7% reported in 4Q19. The increase is explained by a lower percentage decline of the numerator (expenses) than the denominator (income), which has been mainly affected by a decrease in financial income.

Excluding inflation adjustments included in the lines “Income from the monetary position”, the accumulated efficiency ratio as of 4Q20 would reach 45.1%.

Other operating expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019
Other Operating Expenses	6,085	3,013	7,911	102.0%	(23.1%)	16,420	29,922
Turnover tax	2,185	1,738	2,709	25.7%	(19.3%)	8,117	10,867
Initial loss of loans below market rate	632	120	378	427.5%	67.0%	1,084	2,070
Contribution to the Deposit Guarantee Fund (SEDESA)	185	184	183	0.3%	0.8%	697	825
Interest on liabilities from financial lease	86	100	107	(14.2%)	(20.3%)	374	433
Other allowances	457	295	1,264	54.9%	(63.8%)	1,543	10,345
Other operating expenses	2,540	575	3,269	341.4%	(22.3%)	4,607	5,383

In 4Q20, other operating expenses totaled $6.1 billion, increasing 102.0% or $3.1 billion QoQ, and contracting 23.1% or $1.8 billion YoY.

The main factor explaining the quarterly increase relies on the Other operating expenses line item, where a provision for $2.1 billion are recorded. These are in line with the continuity of the digital transformation process the Bank has decided to launch in 2019, which aims to generate higher efficiency and agility in decision-making processes.

Further factors impacting over the increment in expenses are recorded in the Initial loss of loans below market rate line item, and partly caused by the normalization of the Turnover tax payment (related to advance payments recognized on the prior quarter)

Income from associates

This line reflects the results from non-consolidated associate companies. During 2020, profit of $273 million has been reported, mainly due to the participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A.

Income tax

Income tax expenses accumulated in 2020 totaled $8.6 billion, representing an annual effective rate of 42%, compared to an annual effective rate of 34% as of 2019. The increment in such rate compared to the regulatory 30% is based on differences between inflation adjustment regulations and BCRA regulations, changing the taxable base.

Balance sheet and activity

Loans and other financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
To the public sector	7	0	25	n.m		(74.3%)
To the financial sector	2,338	3,548	7,099	(34.1%)		(67.1%)
Non-financial private sector and residents abroad	290,301	287,943	274,238	0.8%		5.9%
Non-financial private sector and residents abroad - AR$	259,362	255,277	224,310	1.6%		15.6%
Overdrafts	17,409	21,992	19,597	(20.8%)		(11.2%)
Discounted instruments	33,118	33,183	27,962	(0.2%)		18.4%
Mortgage loans	17,100	17,687	19,044	(3.3%)		(10.2%)
Pledge loans	11,620	10,818	11,830	7.4%		(1.8%)
Consumer loans	28,233	29,078	32,207	(2.9%)		(12.3%)
Credit cards	112,964	100,584	94,180	12.3%		19.9%
Receivables from financial leases	1,743	1,678	2,166	3.9%		(19.5%)
Other loans (1)	37,175	40,257	17,324	(7.7%)		114.6%
Non-financial private sector and residents abroad - Foreign Currency	30,939	32,666	49,928	(5.3%)		(38.0%)
Overdrafts	2	3	4	(27.7%)		(37.9%)
Discounted instruments	1,691	2	4,298	n.m		(60.7%)
Mortgage loans	—	—	226	N/A		(100.0%)
Credit cards	1,676	1,723	4,180	(2.7%)		(59.9%)
Receivables from financial leases	124	184	406	(32.8%)		(69.5%)
Loans for the prefinancing and financing of exports	15,980	18,919	24,908	(15.5%)		(35.8%)
Other loans (1)	11,465	11,834	15,904	(3.1%)		(27.9%)
% of total loans to Private sector in AR$	89.3%	88.7%	81.8%	69 bps		755 bps
% of total loans to Private sector in Foreign Currency	10.7%	11.3%	18.2%	(69	)bps	(755	)bps
% of mortgage loans with UVA adjustments (2)	84.0%	85.9%	85.1%	(191	)bps	(116	)bps
% of pledge loans with UVA adjustments (2)	12.3%	15.7%	21.9%	(345	)bps	(965	)bps
% of personal loans with UVA adjustments (2)	16.1%	21.3%	41.5%	(512	)bps	(2,540	)bps
% of loans with UVA adjustments over Total loans(2)	3.6%	4.3%	6.7%	(70	)bps	(308	)bps
Total loans and other financing	292,645	291,492	281,362	0.4%		4.0%
Allowances	(13,126)	(12,150)	(15,512)	(8.0%)		15.4%
Total net loans and other financing	279,519	279,342	265,850	0.1%		5.1%

(1)	Includes IFRS adjustment.
(2)	Excludes effect of accrued adjustments.

Private sector loans in 4Q20 totaled $290.3 billion, moderately increasing 0.8% or $2.4 billion QoQ, and 5.9% or $16.1 billion YoY.

Loans to the financial sector fell 34.1% QoQ, mainly because of the maturity of a loan.

Loans to the private sector in pesos increased 1.6% in 4Q20, and grew 15.6% in the year. Loans to the private sector denominated in foreign currency fell 5.3% QoQ and 38.0% YoY, mainly driven by the contraction in demand of loans in foreign currency. These loans, measured in U.S. dollars, fell 14.3% and 55.9% QoQ and YoY respectively. The increase in the currency exchange rate versus the U.S. dollar was 10.5% QoQ and 40.4% YoY3.

In 2020, total loans totaled $292.6 billion and grew 4.0%. Private sector loans grew 5.9% reaching $290.3 billion in the same period. Growth is mainly explained by loans denominated in pesos, which more than offset the fall in foreign currency denominated ones.

[3]	Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication A 3500

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Non-financial private sector and residents abroad - Retail	171,593	159,890	161,667	7.3%		6.1%
Mortgage loans	17,100	17,687	19,271	(3.3%	)	(11.3%	)
Pledge loans	11,620	10,818	11,830	7.4%		(1.8%	)
Consumer loans	28,233	29,078	32,207	(2.9%	)	(12.3%	)
Credit cards	114,640	102,307	98,360	12.1%		16.6%
Non-financial private sector and residents abroad - Commercial	118,708	128,053	112,571	(7.3%	)	5.5%
Overdrafts	17,411	21,995	19,601	(20.8%	)	(11.2%	)
Discounted instruments	34,809	33,185	32,261	4.9%		7.9%
Receivables from financial leases	1,867	1,862	2,573	0.3%		(27.4%	)
Loans for the prefinancing and financing of exports	15,980	18,919	24,908	(15.5%	)	(35.8%	)
Other loans (1)	48,640	52,092	33,228	(6.6%	)	46.4%
% of total loans to Retail sector	59.1%	55.5%	59.0%	358	bps	16	bps
% of total loans to Commercial sector	40.9%	44.5%	41.0%	(358	)bps	(16)	bps

(1)	Includes IFRS adjustment

Considering retail loans (mortgage, pledge, consumer and credit card loans), these have increased 7.3% QoQ and 6.1% YoY. In the quarter, the greatest increases are reflected in pledge loans and credit cards (7.4% and 12.1% respectively), the latter boosted by Ahora 12 and Ahora 18 programs, and a greater activity promoted by year-end seasonality.

Commercial loans (including overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) contracted 7.3% QoQ and increased 5.5% YoY. Quarterly decline is explained by a 20.8% fall in overdrafts, and a 15.5% fall in prefinancing and financing of exports. This was partially offset by a 4.9% growth in discounted instruments, partly promoted by a greater commercial activity.

In 2020, both retail and commercial loans grew by $171.6 billion and $118.7 billion respectively. Within retail loans, a strong credit card growth offset the fall in mortgage and consumer loans. In commercial loans, growth is fostered by Other loans, specially company loans (or “PIV”) and discounted instruments.

In the 4Q20 the gross loans-to-deposits ratio was 61% compared to 70% a year ago.

Market share - Private sector Loans	BBVA ARG			Chg (bps)
In %	4Q20	3Q20	4Q19	QoQ	YoY
Private sector loans - Bank	7.66%	7.46%	6.94%	20 bps	72 bps
Private sector loans - Consolidated*	8.49%	8.27%	7.71%	22 bps	78 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS & Rombo

Asset quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Commercial non-performing portfolio (1)	2,206	524	5,461	320.9%		(59.6%	)
Total commercial portfolio	97,535	100,091	104,083	(2.6%	)	(6.3%	)
Commercial non-performing portfolio / Total commercial portfolio	2.26%	0.52%	5.25%	174	bps	(298	)bps
Retail non-performing portfolio (1)	1,842	2,896	4,327	(36.4%	)	(57.4%	)
Total retail portfolio	188,336	193,648	165,178	(2.7%	)	14.0%
Retail non-performing portfolio / Total retail portfolio	0.98%	1.50%	2.62%	(52	)bps	(164	)bps
Total non-performing portfolio (1)	4,048	3,420	9,788	18.4%		(58.6%	)
Total portfolio	285,872	293,739	269,261	(2.7%	)	6.2%
Total non-performing portfolio / Total portfolio	1.42%	1.16%	3.64%	25	bps	(222	)bps
Allowances	13,133	12,150	15,512	8.1%		(15.3%	)
Allowances /Total non-performing portfolio	324.43%	355.26%	158.49%	(3,083	)bps	16,594	bps
Write offs	7,298	6,567	5,058	11.1%		44.3%
Write offs / Total portfolio	2.55%	2.24%	1.88%	32	bps	67	bps
Cost of Risk (CoR)	4.85%	4.61%	7.80%	24	bps	(295	)bps

(1)

Non-performing loans include: all loans to borrowers classified as “Deficient Servicing (Stage 3)”, “High Insolvency Risk (Stage 4)”, “Irrecoverable” and/or “Irrecoverable for Technical Decision” (Stage 5) according to BCRA debtor classification system

In 4Q20, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.42%, which increased 25 basis points QoQ and fell 222 basis points YoY. The quarterly increase is mainly explained by an increase in the commercial non-performing portfolio. This ratio was positively affected by the temporary flexibility in BCRA regulation regarding debtor classification during the COVID-19 pandemic, which extends grace periods in 60 days before a loan is classified as non-performing, and suspends the mandatory reclassification of clients that have an irregular performance with other institutions but a regular performance with the Bank.

The coverage ratio (allowances / total non-performing portfolio) decreased to 324.43% in 4Q20, from 355.26% in 3Q20. This is explained by an increase in non-performing loans, which is greater than the increase in allowances, due to factors previously mentioned, as well as the implementation of impairment models and the continuing effect of waivers enforced though BCRA regulation regarding debtor classification.

Cost of risk (loan loss allowances / average total loans) reached 4.85%, above than the 4.61% recorded in 3Q20. This is mainly explained by a deterioration in the evolution in credit quality, especially in the commercial portfolio.

	BBVA ARG
Analysis for the allowance of loan losses In millions AR$	Balance at 12/31/2019	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2020
Other financial assets	308	30	—	15	(89)	264
Loans and other financing	15,270	1,547	2,490	(2,297)	(4,209)	12,802
Other debt securities	1	(1)	—	—	(0)	0
Eventual commitments	1,233	484	40	(20)	(373)	1,365
Total allowances	16,804	2,065	2,530	(2,302)	(4,669)	14,428

*	ECL: Expected credit loss

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q20 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2022. As of October 2020, PSA and VWFS will be part of Group “C” financial institutions, keeping the accounting framework of Group “B” financial institutions.

Public sector exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Treasury and Government securities	38,308	27,959	21,943	37.0%		74.6%
Treasury and National Government	38,308	27,959	21,872	37.0%		75.1%
National Treasury Public Debt in AR$	38,308	27,956	11,873	37.0%		222.6%
National Treasury Public Debt in dollars	0	3	264	(97.9%	)	(100.0%	)
National Treasury Public Debt USD-Linked	—	—	9,735	N/A		(100.0%	)
Provinces	—	—	70	N/A		(100.0%	)
Loans to the Public Sector	7	0	25	n.m		(72.0%	)
REPOs	—	—	—	N/A		N/A
AR$ Subtotal	38,315	27,956	21,968	37.1%		74.4%
USD Subtotal*	0	3	9,999	(97.9%	)	(100.0%	)
Total Public Debt Exposure	38,315	27,959	31,967	37.0%		19.9%
B.C.R.A. Exposure	139,078	124,539	45,010	11.7%		209.0%
Instruments	89,890	103,389	45,010	(13.1%	)	99.7%
LELIQs	89,890	103,389	45,010	(13.1%	)	99.7%
Loans to the B.C.R.A.	—	—	—	N/A		N/A
Repo	49,188	21,151	—	132.6%		N/A
B.C.R.A. - AR$	49,188	21,151	—	132.6%		N/A
%Public sector exposure (Excl. B.C.R.A.) / Total assets	5.6%	4.3%	5.2%	130	bps	36	bps

*	Includes USD-linked Treasury public debt in AR$

Public sector exposure (excluding BCRA) totaled $38.3 billion, growing 37.0% or $10.4 billion QoQ, and 19.9% or $6.3 billion YoY.

Short-term liquidity is allocated in BCRA instruments, which grew 11.7% or $14.5 billion compared to 3Q20, and 209.0% or $94.1 billion compared to 4Q19. The quarterly increase is a consequence of the increase in REPO transactions with the BCRA, which more than offsets the reduction in LELIQ position.

Exposure to the public sector (excluding BCRA) represents 5.6% of total assets.

Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Total deposits	478,223	444,870	400,237	7.5%		19.5%
Non-financial Public Sector	5,628	6,600	4,000	(14.7%	)	40.7%
Financial Sector	862	612	243	40.8%		254.7%
Non-financial private sector and residents abroad	471,733	437,658	395,994	7.8%		19.1%
Non-financial private sector and residents abroad - AR$	336,691	311,057	238,470	8.2%		41.2%
Checking accounts	112,544	93,849	73,523	19.9%		53.1%
Savings accounts	88,508	80,383	68,279	10.1%		29.6%
Time deposits	104,626	113,044	92,356	(7.4%	)	13.3%
Investment accounts	27,905	20,165	—	38.4%		N/A
Other	3,108	3,616	4,311	(14.0%	)	(27.9%	)
Non-financial private sector and res. abroad - Foreign Currency	135,042	126,601	157,524	6.7%		(14.3%	)
Checking accounts	40	26	28	54.6%		44.0%
Savings accounts	117,419	106,477	132,936	10.3%		(11.7%	)
Time deposits	15,442	17,380	22,239	(11.2%	)	(30.6%	)
Other	2,141	2,718	2,321	(21.2%	)	(7.7%	)
% of total portfolio in the private sector in AR$	71.4%	71.1%	60.2%	30	bps	1,115	bps
% of total portfolio in the private sector in Foregin Currency	28.6%	28.9%	39.8%	(30	)bps	(1,115	)bps
% of time deposits with UVA adjustments	1.7%	1.0%	2.1%	63	bps	(44	)bps
% of sight deposits over total deposits	68.6%	65.6%	71.1%	304	bps	(243	)bps
% of time deposits over total deposits	31.4%	34.4%	28.9%	(304	)bps	243	bps

During 4Q20, total deposits were $478.2 billion, recording an increase of 7.5% or $33.4 billion QoQ, and 19.5% or $78.0 billion YoY.

Private sector deposits in 4Q20 were $471.7 billion, growing 7.8% or $34.1 billion QoQ, and 19.1% or $75.7 billion YoY.

Private non-financial sector deposits in pesos totaled $336.7 billion, growing 8.2% or $25.6 billion QoQ, and 41.2% or $98.2 billion YoY. This is mainly explained by a growth in Investment accounts (transferable investment certificates with early withdrawal option), and to a lesser extent, by the growth in interest-bearing checking accounts. This offsets the quarterly fall in time deposits.

Private non-financial sector deposits in foreign currency expressed in pesos grew 6.7% or $8.4 billion QoQ and contracted 14.3% or $22.5 billion YoY. Measured in U.S. dollars, these deposits fell 3.4% QoQ and 39.0% YoY.

In 2020, total deposits grew 19.5%, totaling $478.2. Private deposits totaled $471.7 billion, increasing 19.1% YoY. Annual growth is mainly explained by peso deposits which more than offset the fall in foreign currency deposits, mostly due to checking accounts and the implementation of investment accounts.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Non-financial private sector and residents abroad	471,733	437,658	395,994	7.8%		19.1%
Sight deposits	323,760	287,069	281,398	12.8%		15.1%
Checking accounts	112,584	93,875	73,551	19.9%		53.1%
Savings accounts	205,927	186,860	201,215	10.2%		2.3%
Other	5,249	6,334	6,632	(17.1%	)	(20.8%	)
Time deposits	147,973	150,589	114,595	(1.7%	)	29.1%
Time deposits	120,068	130,424	114,595	(7.9%	)	4.8%
Investment accounts	27,905	20,165	—	38.4%		N/A
% of sight deposits over total deposits	69.1%	66.1%	71.4%	291	bps	(231	)bps
% of time deposits over total deposits	30.9%	33.9%	28.6%	(291	)bps	231	bps

As of 4Q20, the Bank’s transactional deposits (checking accounts and savings accounts) represented 66.6% of total non-financial private deposits, totaling $318.5 billion, versus 63.1% in 3Q20.

Market Share - Private sector Deposits	BBVA ARG			Chg (%)
In %	4Q20	3Q20	4Q19	QoQ		YoY
Private sector Deposits - Consolidated*	7.13%	6.46%	7.14%	64	bps	(1	)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS & Rombo

Other sources of funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Other sources of funds	113,414	124,837	119,459	(9.2%	)	(5.1%	)
Central Bank	28	33	23	(13.8%	)	24.9%
Banks and international organizations	1,691	—	3,457	N/A		N/A
Financing received from local financial institutions	7,907	3,704	4,891	113.5%		61.6%
Corporate bonds	1,169	4,566	9,964	(74.4%	)	(88.3%	)
Equity	102,619	116,534	101,124	(11.9%	)	1.5%

In 4Q20, other sources of funds totaled $113.4 billion, decreasing 9.2% or $11.4 billion QoQ, and 5.1% or $6.0 billion YoY.

4Q19 equity evolution can be observed in the table below, going from historical values to current values through the implementation of IAS 29 rule.

Equity - Evolution
In millions AR$	4Q19
Equity before IAS 29 application	63,893
Total impact of IAS 29 application (1)	11,963
Equity in terms of 12/31/2019 units	75,856
Adjustment from reexpression of equity at current units 12/31/2020 (2)	27,415
Equity in terms of 12/31/2020 units	103,271
Total recognized in Retained Earnings (1)+(2)	39,378

Liquid Assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY
Total liquid assets	322,816	293,808	279,734	9.9%	15.4%
Cash and deposits in banks	152,109	148,264	212,733	2.6%	(28.5%)
Debt securities at fair value through profit or loss	915	6,593	5,495	(86.1%)	(83.3%)
Government securities	915	184	71	396.2%	n.m
Liquidity bills of B. C. R. A.	—	6,408	5,425	(100.0%)	(100.0%)
Net REPO transactions	49,188	21,151	—	132.6%	N/A
Other debt securities	120,604	117,801	61,505	2.4%	96.1%
Government securities	30,453	20,820	21,826	46.3%	39.5%
Private securities	261	—	95	N/A	175.6%
Liquidity bills of B. C. R. A.	89,890	96,981	39,585	(7.3%)	127.1%
Liquid assets / Total Deposits	67.5%	66.0%	69.9%	146 pbs	(239	)pbs

In 4Q20, liquid assets were $322.8 billion, increasing 9.9% or $29.0 billion compared to 3Q20, and 15.4% or $43.1 billion compared to 4Q19.

In 4Q20, the liquidity ratio (liquid assets / total deposits) reached 67.5%. Liquidity ratio in local and foreign currency reached 60.6% and 85.1% respectively.

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ		YoY
Minimum capital requirement	38,795	37,347	35,388	3.9%		9.6%
Credit risk	29,523	27,618	26,262	6.9%		12.4%
Market risk	246	309	413	(20.5%)		(40.4%)
Operational risk	9,026	9,419	8,713	(4.2%)		3.6%
Integrated Capital - RPC (1)*	95,868	106,242	88,410	(9.8%)		8.4%
Ordinary Capital Level 1 ( COn1)	108,249	120,068	101,529	(9.8%)		6.6%
Deductible items COn1	(15,348)	(16,679)	(15,785)	(8.0%)		(2.8%)
Additional Capital Level 2 (COn2)	2,967	2,852	2,666	4.0%		11.3%
Excess Capital
Integration excess	57,073	68,895	53,022	(17.2%)		7.6%
Excess as % of minimum capital requirement	147.1%	184.5%	149.83%	(3,736	)pbs	(272	)pbs
Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	474,190	456,795	432,787	3.8%		9.6%
Regulatory Capital Ratio (1)/(2)	20.2%	23.3%	20.4%	(304	)pbs	(21	)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.6%	22.6%	19.8%	(304	)pbs	(22	)pbs

*	RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 4Q20. Capital ratio reached 20.2%. Tier 1 ratio was 19.6% and capital excess over regulatory requirement was $57.1 billion.

Other events

Relevant Events

•

As of February 2, 2020, the court confirmed a favorable decision on the legal action the Bank had filed to declare unconstitutionality of the provisions that prevented the application of the inflation adjustment mechanism established by Law No. 20,628 for the 2016 fiscal period. This enabled the Bank to proceed to release the provision for $1.2 billion.

•

On March 9, 2021, BBVA Argentina has decided to schedule the Annual Ordinary and Extraordinary Shareholders’ Meeting for April 20, 2021. A $7 billion cash dividend distribution will be considered, corresponding to the partial write off of the optional reserve fund for future profit. This distribution is subject to BCRA’s prior approval.

Corporate bond payments and issuances during 4Q20

•	As of November 9, 2020, the Bank completed quarterly coupon and principal payments on corporate bond Class 25 for $40.5 million and $1.67 billion respectively.

•	As of December 28, 2020, the Bank completed quarterly coupon and principal payments on corporate bond Class 24 for $49.6 million and $546.5 million respectively.

Digital transformation

Digitalization continued to accelerate during the fourth quarter of 2020. Active digital clients reached 1.9 million with a 71.7% penetration over total active clients (2.7 million), versus a penetration of 66.5% in 4Q19. Active mobile clients were 1.6 million, representing a 59.9% penetration in 4Q20, versus a penetration of 53.8% in 4Q19. Digital and mobile transactions4 increased 57.8% in 4Q20 YoY.

On 4Q20, retail digital sales measured in units reached 80.8% of total sales (vs. 65.1% in 4Q19) and represent 70.2% of the Banks total sales measured in monetary value (vs. 54.5% in 4Q19).

Productive investment SMEs financing credit lines – December 2020

Pursuant to Central Bank’s Communication “A” 7140, as of December 31, 2020, the Bank has disbursed more than $13 billion in these lines, to more than 2.800 firms.

[4]	Includes online and mobile banking, online and mobile Net Cash, and non-bank correspondents.

Main Regulatory Changes

Extension on regulation on ATM fees, outstanding loan payments, debtor classification, dividend distribution. (Communication “A” 7181, 12/17/2020). The BCRA stated that ATM use will remain cost-free until April. Financial institutions cannot, until March 31, 2021, charge fees on transactions conducted through all ATMs.

It has also decided to extend until March 31, 2021, the possibility for creditors to defer unpaid instalments to credit maturity (except credit card financing), accruing only compensatory interests and no extra charges. This regulation also extends until March 31, 2020 60 day waiver on late-payment periods for stages 1, 2 and 3 (for retail and commercial creditors), and suspends compulsory reclassification for “Debtor classification”.

Moreover, it has decided to keep the suspension on dividend distribution of financial institutions until June 30, 2021.

It extends until January 1, 2022, for financial institutions belonging to groups B and C, the applicability of item 5.5 of IFRS 9 stated on Communication “A” 6430.

Productive investment credit lines (Communication “A” 7197, 01/06/2021). The BCRA stated that in regulation concerning “SMEs financing for productive investment”, financings assigned to item 4.2 (Working capital and discounted instruments and other documents), disbursed as of October 16, 2020, will be enabled to fulfill the requirements of the last paragraph in item 3.1. (30% assigned to long term investment projects), at 65% of their value.

Credit cards compensatory rate. (Communication “A” 7198, 01/06/2021). The BCRA decided, as of February 2021, that the limit to credit card financing compensatory nominal annual rate is 43% and applicable up to $200.000 of financing. When the loan is greater than this amount, the applicable rate on the surplus amount is that specified in art. 16 Law 25.065 on Credit Cards.

Productive investment credit lines (Communication “A” 7227, 02/25/2021). The BCRA incremented from 65% to 100% the value at which financings disbursed as of October 16, 2020, assigned to item 4.2 (Working capital and discounted instruments and other documents), can be allocated to fulfill the requirements of the last paragraph in item 3.1. (30% assigned to long term investment projects).

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income)

Efficiency ratio (excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income)

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position)

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position)

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities)) / Total Deposits

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets

ROA (accumulated): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency.

ROA (quarterly): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency

ROE (accumulated): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency.

ROE (quarterly): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities)

Balance Sheet

Balance Sheet	BBVA ARG Consolidated
In millions AR$ - Inflation adjusted	2020	2019	Chg (%)
Assets
Cash and deposits in banks	152,109	212,733	(28.5%)
Cash	62,233	63,610	(2.2%)
Financial institutions and correspondents	89,876	149,123	(39.7%)
B.C.R.A	86,184	146,353	(41.1%)
Other local and foreign financial institutions	3,691	2,770	33.2%
Debt securities at fair value through profit or loss	943	5,623	(83.2%)
Derivatives	3,878	4,148	(6.5%)
Repo transactions	49,188	—	N/A
Other financial assets	10,045	6,386	57.3%
Loans and other financing	279,519	265,850	5.1%
Non-financial public sector	1	1	(18.1%)
B.C.R.A	6	24	(74.7%)
Other financial institutions	1,755	6,932	(74.7%)
Non-financial private sector and residents abroad	277,757	258,893	7.3%
Other debt securities	120,604	61,505	96.1%
Financial assets pledged as collateral	17,913	8,064	122.1%
Current income tax assets	0	36	(98.6%)
Investments in equity instruments	3,984	2,799	42.3%
Investments in subsidiaries and associates	1,442	1,410	2.3%
Property and equipment	33,768	35,494	(4.9%)
Intangible assets	1,554	1,062	46.3%
Deferred income tax assets	4,874	3,664	33.0%
Other non-financial assets	8,925	5,815	53.5%
Non-current assets held for sale	226	226	—
Total Assets	688,970	614,814	12.1%
Liabilities
Deposits	478,223	400,237	19.5%
Non-financial public sector	5,628	4,000	40.7%
Financial sector	862	243	254.7%
Non-financial private sector and residents abroad	471,733	395,994	19.1%
Liabilities at fair value through profit or loss	—	791	(100.0%)
Derivatives	189	4,184	(95.5%)
Other financial liabilities	39,227	39,243	(0.0%)
Financing received from the B.C.R.A. and other financial institutions	9,626	8,371	15.0%
Corporate bonds issued	1,169	9,964	(88.3%)
Current income tax liabilities	3,722	10,987	(66.1%)
Provisions	11,475	14,632	(21.6%)
Deferred income tax liabilities	39	—	N/A
Other non-financial liabilities	40,544	23,135	75.2%
Total Liabilities	584,213	511,543	14.2%
Equity
Share Capital	613	613	—
Non-capitalized contributions	26,387	26,387	—
Capital adjustments	18,641	18,641	—
Reserves	86,332	59,662	44.7%
Retained earnings	(41,476)	(18,973)	(118.6%)
Other accumulated comprehensive income	78	(4,917)	101.6%
Income for the period	12,045	19,711	(38.9%)
Equity attributable to owners of the Parent	102,619	101,124	1.5%
Equity attributable to non-controlling interests	2,138	2,148	(0.4%)
Total Equity	104,757	103,271	1.4%
Total Liabilities and Equity	688,970	614,814	12.1%

(1)	Excludes consolidation with PSA and VWFS.

Balance Sheet – Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg(%)
In millions AR$ - Inflation adjusted	4Q20	3Q20	4Q19	QoQ	YoY
Assets
Cash and deposits in banks	114,954	108,838	119,372	5.6%	(3.7%)
Debt securities at fair value through profit or loss	1	4	0	(84.3%)	178.3%
Derivatives	—	—	—	N/A	N/A
Repos	—	—	—	N/A	N/A
Other financial assets	2,214	2,240	366	(1.1%)	n.m
Loans and other financing	27,928	29,139	46,697	(4.2%)	(40.2%)
Other financial institutions	413	407	667	1.5%	(38.0%)
Non-financial private sector and residents abroad	27,515	28,732	46,030	(4.2%)	(40.2%)
Other debt securities	—	—	10,093	N/A	(100.0%)
Financial assets pledged as collateral	4,717	4,695	3,096	0.5%	52.4%
Investments in equity instruments	28	23	37	25.3%	(23.5%)
Total foreign currency assets	149,842	144,949	179,661	3.4%	(16.6%)
Liabilities		—	—
Deposits	137,442	130,006	159,599	5.7%	(13.9%)
Non-Financial Public Sector	2,312	3,309	1,983	(30.2%)	16.5%
Financial Sector	51	58	57	(12.0%)	(10.0%)
Non-financial private sector and residents abroad	135,079	126,638	157,559	6.7%	(14.3%)
Liabilities at fair value through profit or loss	—	—	612	N/A	(100.0%)
Other financial liabilities	10,386	11,798	10,466	(12.0%)	(0.8%)
Financing received from the B.C.R.A. and other financial institutions	2,261	616	4,153	267.0%	(45.6%)
Other non financial liabilities	1,143	1,246	1,691	(8.3%)	(32.4%)
Total foreign currency liabilities	151,232	143,666	176,521	5.3%	(14.3%)
Foreign Currency Net Position - AR$	(1,390)	1,283	3,140	(208.3%)	(144.3%)
Foreign Currency Net Position - USD	(17)	17	52	(198.1%)	(131.5%)

P&L

Income Statement	BBVA ARG Consolidated
In millions AR$ - Inflation adjusted	2020	2019	Chg (%)
Interest income	118,955	156,367	(23.9%)
Interest expense	(41,098)	(65,690)	37.4%
Net interest income	77,857	90,677	(14.1%)
Fee income	28,647	29,931	(4.3%)
Fee expenses	(16,407)	(18,796)	12.7%
Net fee income	12,240	11,134	9.9%
Net income from financial instruments at fair value	9,348	12,574	(25.7%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(2,310)	(82)	n.m
Foreign exchange and gold gains	6,228	14,700	(57.6%)
Other operating income	6,278	17,613	(64.4%)
Loan loss allowances	(9,930)	(18,401)	46.0%
Net operating income	99,710	128,214	(22.2%)
Personnel benefits	(20,319)	(22,676)	10.4%
Administrative expenses	(18,820)	(19,052)	1.2%
Depreciation and amortization	(4,066)	(5,729)	29.0%
Other operating expenses	(16,421)	(29,922)	45.1%
Operating income	40,085	50,836	(21.1%)
Income from associates and joint ventures	273	(29)	n.m
Income from net monetary position	(19,696)	(21,116)	6.7%
Income before income tax	20,662	29,691	(30.4%)
Income tax	(8,629)	(9,983)	13.6%
Income for the period	12,032	19,708	(38.9%)
Income for the period attributable to:
Owners of the parent	12,045	19,712	(38.9%)
Non-controlling interests	(12)	(4)	(229.6%)
Other comprehensive Income (1)	4,995	(4,916)	201.6%

(2)	Neto of Income Tax.

Ratios

Quarterly Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In%	4Q20	3Q20	4Q19	QoQ		YoY
Profitability
Efficiency Ratio	N/A	N/A	N/A	N/A		N/A
Efficiency Ratio (excl. Inflation adjustments)	N/A	N/A	N/A	N/A		N/A
ROA	N/A	N/A	N/A	N/A		N/A
ROE	N/A	N/A	N/A	N/A		N/A
Liquidity
Liquid assets / Total Deposits	67.5%	66.0%	69.9%	146	bps	(239	)bps
Capital
Regulatory Capital Ratio	20.2%	23.3%	20.4%	(304	)bps	(21	)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.6%	22.6%	19.8%	(304	)bps	(22	)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.42%	1.16%	3.64%	25	bps	(222	)bps
Allowances /Total non-performing portfolio	324.43%	355.26%	158.49%	(3,083	)bps	16,594	bps
Cost of Risk	4.85%	4.61%	7.80%	24	bps	(295	)bps

Accumulated Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In %	4Q20	3Q20	4Q19	QoQ		YoY
Profitability
Efficiency Ratio	56.8%	N/A	43.7%	N/A		1,315	bps
Efficiency Ratio (excl. Inflation adjustments)	45.1%	N/A	40.2%	N/A		492	bps
ROA	1.8%	N/A	2.9%	N/A		(110	)bps
ROE	11.8%	N/A	20.5%	N/A		(870	)bps
Liquidity
Liquid assets / Total Deposits	67.5%	66.0%	69.9%	146	bps	(239	)bps
Capital
Regulatory Capital Ratio	20.2%	23.3%	20.4%	(304	)bps	(21	)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	19.6%	22.6%	19.8%	(304	)bps	(22	)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.42%	1.16%	3.64%	25	bps	(222	)bps
Allowances /Total non-performing portfolio	324.43%	355.26%	158.49%	(3,083	)bps	16,594	bps
Cost of Risk	4.85%	4.61%	7.80%	24	bps	(295	)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: March 9, 2021	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer